

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 31, 2008

Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9600 Prototype Court
Reno, Nevada 89521

> **Re: Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A Filed April 29, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine Reactivation, page 2

1.   Provide us with the source of your statement that, "The Hycroft Mine is expected to produce 375,000 ounces of gold over its first five years of operation."

Risk Factors, page 11

If we fail to comply with the Sarbanes-Oxley Act of 2002…., page 12

2.   We note the language in this risk factor that states, "Beginning with our Annual
        Report on Form 10-K for the year ending December 31, 2009, we will need to
        document and test our internal control procedures, our management will need to
        assess and report on our internal control over financial reporting and our
        independent accountants will need to issue an opinion on the effectiveness of
        those controls." We note further that you have correctly provided your
        management's assessment of your disclosure controls and procedures and your
        internal control over financial reporting, as required by Item 308T of Regulation
        S-K. Please confirm to us in writing your understanding you will need to
        continue to provide such disclosure regarding your disclosure controls and
        procedures and your internal control over financial reporting in your next annual
        report. Further, it appears that you will meet the requirements of an accelerated
        filer for fiscal year 2008 and therefore may not take advantage of Item 308T of
        Regulation S-K. Please confirm in writing that you understand that you will be
        required to include an attestation report of your registered public accounting firm
        in your annual report for the fiscal year ending December 31, 2008 if you are an
        accelerated filer.

Properties – Hycroft Brimstone Open Pit Mine, page 17

3.   Explain why you state that the bond costs will be $5 million, when on page 44,
        you that state that the estimated bond costs for future activities have been
        calculated at $3 million. Further, please confirm that you will include a more
        appropriate column heading than, "Amount of Net Proceeds from the Offering" in
        future filings.

4.   In relation to your Hycroft Technical Report, we note you disclose projected mine
        reactivation costs, projected operating unit rates, and a projected pre-tax internal
        rate of return. Please review your disclosure for compliance with Item 10(b) of
        Regulation S-K. Please confirm to us that your disclosure conforms to the
        Commission policy on projections in Item 10(b), or tell us what modifications you
        have determined are necessary.

Report of Independent Registered Public Accounting Firm, page 66

5.   It appears you have changed principal accountants but have not provided
        disclosures pursuant Item 304 of Regulation S-K. Please file a Form 8-K
        containing Item 4.01 disclosures, or tell us why you have concluded that such

disclosure is not required. Refer to the "General Instructions" of Form 8-K and the "Information To Be Included In The Report" for Item 4.01 of Form 8-K.

Statement of Stockholder's Equity, page 71

6.   Please expand your disclosure to include the number of shares of common stock underlying the balances and transactions presented within your statement of stockholders equity. Refer to paragraph 10 of APB 12. Please provide us with a sample of your expanded disclosure.

Notes to Consolidated Financial Statements, page 72

7.   It appears that in certain portions of your footnotes to the financial statements the dollar amounts disclosed are in thousands of dollars, while in other portions of the footnotes the amounts disclosed are not in thousands of dollars. Please modify the presentation of your footnote disclosures to consistently disclose all dollar amounts, or disclosure in each occasion the measure of the dollar amount presented.

Mineral Interests, page 73

8.   We note in your policy that "when proven and probable reserves are determined for a property and a feasibility study is completed, subsequent exploration and development costs on the property would be capitalized." We also note your disclosure on page 7 of your Form 10-Q for the quarterly period ended September 30, 2008 "mine development costs consist primarily of… 2) ore reserve exploration costs incurred on properties after mineralization is classified as proven and probable reserves…" Please elaborate upon the nature of the exploration costs you capitalize under this policy. Note that exploration costs by nature are not assets and are not capitalized. Please also tell us the amount, if any, of capitalized exploration costs that were included in your balance sheet as of December 31, 2007 and September 30, 2008.

9.   We note you record exploration costs reimbursed to you net against your gross exploration expenses. Please expand your disclosure to include the amount of exploration cost reimbursements netted against your reported exploration expense in each period. In your response to this comment, please provide us with a sample of your expanded disclosure.

10.   We note you record mineral property option receipts as a reduction in the carrying value of the applicable mineral interest. Please tell us your accounting basis for this policy. In doing so, please elaborate on the general terms of the option

agreements including: payment amounts and timing, duration of option agreement, rights and obligations thereof, whether the agreements result in the conveyance of any mineral interest or result in a reduction in the life or functionality of your mineral interests, or any other pertinent factors that are part of the basis for your conclusion.

Please also tell us the amount of options payments that have been credited against the carrying values of mineral interests in 2007 and in the first three fiscal quarters of 2008.

Footnote 13 – Related Party Transactions, page 88

11.   We note you have incurred various related party costs and expenses including consulting services, exploration technical services, legal services, finders' fees, interest expense and borrowing costs. Please expand your disclosure on the face of your financial statements to identify these amounts pursuant to Rule 4-08(k)(1) of Regulation S-X. In your response to this comment, please provide us with a sample of your expanded disclosure.

Schedule II – Valuation and Qualifying Accounts

12.   We note you have amounts recorded for a tax asset valuation allowance. Accordingly, pursuant to Rule 5-04 of Regulation S-X, please expand your disclosure to include Schedule II ("Valuation and Qualifying Accounts") in the form prescribed by Rule 12-09 of Regulation S-X. Please provide us with a sample of your proposed expanded disclosure.

Proxy Statement on Schedule 14A filed April 29, 2008

Corporate Cease Trade Orders and Other Proceedings, page 6

13.   We note the disclosure under this heading and note that while both of the proceedings disclosed occurred prior to the filing of your initial registration statement with us (Form 10-12(b), File No. 001-33119), you did not include such disclosure in your Form 10-12(b). Please provide us with an explanation as to why such disclosure was not included in your Form 10-12(b). We may have further comment.

Management Compensation, page 8

Perquisites and Other Personal Benefits, page 10

14.   Please explain to us why you state that your executives are not entitled to
        significant perquisites or other personal benefits not generally offered to your
        employees, given the disclosure in footnote 6 to your summary compensation
        table.

Payments Upon Termination or Change of Control, page 17

15.   Confirm to us in writing that, in future filings, you will include the quantitative
        disclosure required by Instruction 1 to Item 402(j). Further, please include in such
        supplemental correspondence, the required quantitative disclosure as of the last
        business day of your fiscal year ended December 31, 2007.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6 – Mine Development Costs, page 7

16.   We note your disclosure "mine development costs are amortized using the units-
        of-production method based upon projected recoverable ounces." Please tell us
        what measure you use for "projected recoverable ounces" as of September 30,
        2008 and the framework used to determine that amount.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine, page 15

17.   Please insert a small-scale map showing the location and access to each material
        property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please
        note the EDGAR program now accepts Adobe PDF files and digital maps, so
        please include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is

required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

18.   We note your disclosure regarding the Crofoot and Lewis properties. Please disclose the following information for each of your material properties:

- Describe the process by which mineral rights are acquired for your properties and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions. You may include a table listing and/or summarizing these claim/land classifications.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Planned Reactivation of Mine, page 17

19.   We note your disclosures regarding updated capital and operating cost estimates to reactivate your properties. Please disclose the purpose of the latest study (study level i.e. feasibility study, pre-feasibility, or scoping) and in indicate the accuracy associated with this level of study along with your operational and estimation assumptions.

Planned Reactivation of Mine, page 18

20.   We note your disclosure of reserves lacks a cutoff grade estimate. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please include the cutoff grade and drill hole spacing's as part of your reserve table. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

21.   The fire assay gold values are disclosed for your proven and probable reserves, but the mineralized material utilizes a cyanide soluble gold assay. Please explain the distinction between the two assay determinations in your filing, explaining which method most realistically defines your expected results from your leach operations and your project economics in your filing. Please justify your preferred assay grade for project economics and disclose both values in your reserve tables.

Central Zone, page 19

22.   We note you use a Gold equivalent value in your sample results table. Please explain how this value is calculated and the basic parameters used to calculate this value.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director